Merriman Curhan Ford & Co.
As Representative of the Underwriters
600 California Street, 9th Floor
San Francisco, California 94108

December 20, 2006

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Attention: John Reynolds

Re:	Shine Media Acquisition Corporation
Registration Statement on Form S-1 (File No. 333-127093)

Dear Mr. Reynolds:

In connection with the above-referenced Registration Statement, on behalf of the Underwriters, we wish to advise you that the Underwriters request that the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 P.M. New York City time, on December 20, 2006, or as soon thereafter as practicable.

In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, and that in compliance therewith, we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder. We further confirm that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses. Please be advised that the undersigned has effected approximately the following distribution of the copies of the Preliminary Prospectus included in the Registration Statement filed with the Securities and Exchange Commission:

585	to Members of the Underwriting Syndicate
485	to Securities Dealers/Selling Group Members
588	to Prospective Investors

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the Underwriters.

Sincerely,

Merriman Curhan Ford & Co. as Representative of the Underwriters

By:	/s/ Steven R. Foland
Name: Steven R. Foland
Title: Head of Investment Banking